Exhibit 99.1

Jumei Reports Unaudited First Half of 2018 Financial Results

BEIJING, August 24, 2018 (GLOBE NEWSWIRE) -- Jumei International Holding Limited (NYSE:JMEI) ("Jumei" or the "Company"), a fashion and lifestyle solutions provider in China, today reported its unaudited financial results for the six months ended June 30, 2018.

First Half 2018 Highlights

•	Both cash and cash equivalents and short-term investments increased significantly. Cash and cash equivalents increased by RMB282.8 million to RMB683.9 million (US$[1]103.4 million) as of June 30, 2018 from RMB401.1 million as of December 31, 2017. Short-term investments increased by RMB121.7 million to RMB2.1 billion(US$316.4 million) as of June 30, 2018 from RMB2.0 billion as of December 31, 2017. Cash and cash equivalents and short-term investments per ADS were RMB18.62(US$2.81) as of June 30, 2018. The increases were primarily due to cash inflow generated by the Company's Jiedian business and the disposal of certain interests in an investee.

•	Total net revenues for the first half of 2018 were RMB2.4 billion (US$368.6 million), a 22.8% decrease from the same period of 2017, primarily due to a year-over-year decrease in total orders[2], as well as the number of active customers[3] in the Company's e-commerce business. Jiedian and TV drama series production businesses have generated positive trends.

•	Total net GMV [4] was RMB2.5 billion (US$384.5 million).

•	Gross profit as a percentage of net revenues increased to 26.3% from 23.8% in the same period of 2017. The increase was primarily due to an increase in revenues from marketplace and other services. Marketplace and other services include Jiedian and TV drama series production, which have higher gross profit margins.

•	Net income attributable to Jumei's ordinary shareholders was RMB673.3 million (US$101.7 million), compared with net income attributable to Jumei's ordinary shareholders of RMB101.9 million in the same period of 2017.

•	Non-GAAP net income attributable to Jumei's ordinary shareholders[5] was RMB679.3 million (US$102.7 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders of RMB115.2 million in the same period of 2017.

[1]	The U.S. dollar ("USD") amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on Federal Reserve exchange rate as of June 29, 2018, which was RMB6.6171 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts;
[2]	"Total orders" means the total number of orders placed during a specified period, excluding rejected or returned orders;
[3]	"Active customer" means a customer that made at least one purchase during a specified period;
[4]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, (ii) net revenues generated from marketplace services plus corresponding payables to the third-party merchants and (iii) net revenues generated from Jiedian business;
[5]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Unaudited First Half of 2018 Financial Results

Total net revenues were RMB2.4 billion (US$368.6 million), a decrease of 22.8% from RMB3.2 billion during the same period last year. The decrease was primarily attributable to decrease in the number of total orders and active customers in the Company's e-commerce business. The number of total orders was approximately 20.7 million. The number of active customers was approximately 6.7 million.

Gross profit was RMB640.6 million (US$96.8 million), compared with RMB752.4 million in the first half year of 2017. Gross profit as a percentage of net revenues increased to 26.3% from 23.8% in the same period of 2017. The increase was primarily due to an increase in revenue from marketplace and other services. Marketplace and other services include Jiedian and the TV drama series production, which have higher gross profit margins.

Total operating expenses were RMB627.1 million (US$94.8 million), a decrease of 1.2% from RMB634.6 million in the first half year of 2017. Operating expenses as a percentage of total net GMV was 24.6%.

•	Fulfillment expenses were RMB222.4 million (US$33.6 million), a decrease of 29.4% from RMB315.0 million in the same period of 2017. The decrease was primarily due to an increase in order processing efficiency and a decrease in the number of orders. Fulfillment expenses as a percentage of total net GMV remained relatively stable at 8.7%.

•	Sales and marketing expenses were RMB243.7 million (US$36.8 million), an increase of 58.5% from RMB153.8 million in the same period of 2017. The increase was primarily due to an increase in sales expenses related to the Jiedian business. Sales and marketing expenses as a percentage of total net GMV was 9.6%, compared with 4.2% in the same period of 2017.

•	Technology and content expenses were RMB92.5 million (US$14.0 million), an increase of 1.2% from RMB91.4 million in the same period of 2017. Technology and content expenses as a percentage of total net GMV increased to 3.6% from 2.5% in the same period of 2017. The increase was mainly due to an increase in the expenses associated with research and development for the internal information management system to enhance the efficiency and scalability of the Jiedian business.

•	General and administrative expenses were RMB68.5 million (US$10.4 million), a decrease of 7.8% from RMB74.3 million in the same period of 2017. The decrease was primarily attributed to a decrease of share-based compensation expenses. General and administrative expenses as a percentage of total net GMV increased to 2.7% from 2.0% in the same period of 2017.

Income from operations was RMB13.4 million (US$2.0 million), compared with income from operations of RMB117.9 million in the same period of 2017.

Non-GAAP income from operations, which excludes RMB6.0 million (US$0.9 million) in share-based compensation expenses, was RMB19.5 million (US$2.9 million), compared with non-GAAP income from operations of RMB131.1 million in the same period of 2017.

Net income attributable to Jumei's ordinary shareholders was RMB673.3 million (US$101.7 million), compared with net income attributable to Jumei's ordinary shareholders of RMB101.9 million in the same period of 2017. The increase was primarily attributed to the increase of investment income. Net income per basic and diluted ADS were RMB4.51(US$0.68) and RMB4.49(US$0.68), respectively, compared with net income per basic and diluted ADS RMB0.68 and RMB0.68, respectively, for the same period of 2017.

Non-GAAP net income attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was RMB679.3 million (US$102.7 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders of RMB115.2 million in the same period of 2017. Non-GAAP net income per basic and diluted ADS were RMB4.55(US$0.69) and RMB4.53(US$0.68), respectively, compared with non-GAAP net income per basic and diluted ADS of RMB0.77 and RMB0.77, respectively, in the same period of 2017.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("U.S. GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei'sordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE:JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei's ecosystem as it seeks to benefit from China's transition into the new retail era.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

JUMEI INTERNATIONAL HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB in thousands, except share data and per share data)

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	401,147	683,885	103,351
Short-term investments	1,972,277	2,093,936	316,443
Loans receivable, net	73,330	78,330	11,838
Accounts receivable, net	22,334	124,347	18,792
Inventories	603,091	620,681	93,800
Advances to suppliers	19,173	22,802	3,446
Prepayments and other current assets	294,695	366,993	55,461
Total current assets	3,386,047	3,990,974	603,131
Non-current assets:
Long-term investments	643,524	783,121	118,348
Property, equipment and software, net	516,582	615,181	92,968
Construction in progress	4,229	3,981	602
Land use rights, net	80,846	80,005	12,091
Intangible assets, net	26,630	21,842	3,301
Goodwill	120,510	120,510	18,212
Film production	69,238	4,066	614
Deferred tax assets	5,587	14,950	2,259
Other non-current assets	114,040	73,943	11,175
Total non-current assets	1,581,186	1,717,599	259,570
Total assets	4,967,233	5,708,573	862,701

Current liabilities:
Accounts payable	578,881	430,177	65,010
Advances from customers	50,061	38,634	5,839
Tax payable	49,819	70,921	10,718
Accrued expenses and other current liabilities	343,238	663,513	100,272
Total current liabilities	1,021,999	1,203,245	181,839
Non-current liabilities:
Deferred tax liabilities	-	33,062	4,996
Other non-current liabilities	3,311	-	-
Total non-current liabilities	3,311	33,062	4,996
Total liabilities	1,025,310	1,236,307	186,835

Mezzanine equity:
Redeemable noncontrolling interests	66,696	66,591	10,063
Total mezzanine equity	66,696	66,591	10,063

Shareholders' equity:
Ordinary shares	244	244	37
Additional paid-in capital	2,953,009	2,960,549	447,409
Statutory reserves	42,573	42,573	6,434
Treasury stock	-	(177,517)	(26,827)
Retained earnings	740,180	1,430,044	216,115
Accumulated other comprehensive income	139,221	150,528	22,748
Jumei's shareholders' equity	3,875,227	4,406,421	665,916
Noncontrolling interests	-	(746)	(113)
Total shareholders' equity	3,875,227	4,405,675	665,803
Total liabilities, mezzanine equity and shareholders' equity	4,967,233	5,708,573	862,701

JUMEI INTERNATIONAL HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
Net revenues(1):
Merchandise sales	3,088,460	1,993,878	301,322
Marketplace and other services	71,728	445,247	67,288
Total net revenues	3,160,188	2,439,125	368,610
Cost of revenues	(2,407,779)	(1,798,546)	(271,803)
Gross profit	752,409	640,579	96,807
Operating expenses:
Fulfillment expenses	(315,033)	(222,435)	(33,615)
Sales and marketing expenses	(153,837)	(243,706)	(36,830)
Technology and content expenses	(91,355)	(92,501)	(13,979)
General and administrative expenses	(74,334)	(68,492)	(10,351)
Total operating expenses	(634,559)	(627,134)	(94,775)
Income from operations	117,850	13,445	2,032
Other income:
Interest income	27,796	45,943	6,943
Others, net(2)	(21,529)	681,127	102,935
Income before tax	124,117	740,515	111,910
Income tax expenses	(22,234)	(67,996)	(10,276)
Net income	101,883	672,519	101,634
Net loss attributable to noncontrolling interests	-	746	113
Net income attributable to Jumei's ordinary shareholders	101,883	673,265	101,747
Net income	101,883	672,519	101,634
Fair value change – investment security, net of tax	6,814	-	-
Foreign currency translation adjustment, net of nil tax	(7,491)	11,307	1,709
Total comprehensive income	101,206	683,826	103,343
Comprehensive loss attributable to noncontrolling interests	-	746	113
Comprehensive income attributable to Jumei International Holding Limited	101,206	684,572	103,456

_________________________

1.	On January 1, 2018, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606"), utilizing the modified retrospective transition method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The application of ASC 606 had no material impact on the company's consolidated financial statements as of and for the six months ended June 30, 2018.

2.	The Company adopted the Accounting Standards Update 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" on January 1, 2018 and approximately RMB16.6 million of accumulated other comprehensive income for the investment security that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company will measure its long-term investments other than equity method investments at fair value with gains or losses recorded through the income statements, which could vary significantly from period to period. The impact of applying this new standard for the six months ended June 30, 2018 resulted in an increase of approximately RMB310.9 million in Others, net. The rest of Others, net was mainly generated by the gain on the disposal of certain interests in an investee.

Net income per share attributable to Jumei's ordinary shareholders
- Basic	0.68	4.51	0.68
- Diluted	0.68	4.49	0.68
Net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.68	4.51	0.68
- Diluted	0.68	4.49	0.68
Weighted average shares outstanding used in computing net income per share attributable to Jumei's ordinary shareholders
- Basic	149,742,862	149,151,758	149,151,758
- Diluted	150,431,905	150,023,423	150,023,423

	For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	224	14	2
Sales and marketing expenses	5,421	2,524	381
Technology and content expenses	2,234	1,096	166
General and administrative expenses	5,419	2,385	360
Total	13,298	6,019	909

JUMEI INTERNATIONAL HOLDING LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

Income from operations	117,850	13,445	2,032
Share-based compensation expenses(1)	13,298	6,019	909
Non-GAAP income from operations	131,148	19,464	2,941

Net income attributable to Jumei's ordinary shareholders	101,883	673,265	101,747
Share-based compensation expenses	13,298	6,019	909
Non-GAAP net income attributable to Jumei's ordinary shareholders	115,181	679,284	102,656

Non-GAAP net incomeper share attributable to Jumei's ordinary shareholders
- Basic	0.77	4.55	0.69
- Diluted	0.77	4.53	0.68
Non-GAAP net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.77	4.55	0.69
- Diluted	0.77	4.53	0.68
Weighted average shares outstanding used in computingnon-GAAP net income per shareattributable to Jumei's ordinary shareholders:
- Basic	149,742,862	149,151,758	149,151,758
- Diluted	150,431,905	150,023,423	150,023,423

_________________________

(1) Share-based compensation expenses are not deductible item under PRC Enterprise Income Tax Law, hence no income tax implications.